UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

WARNER MUSIC GROUP CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

934550104

(CUSIP Number)

David P. Kreisler, Esq.

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, MA 02110 617-772-8300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 6, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Thomas H. Lee Equity Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)		☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 34,798,629.618
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 34,798,629.618
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 34,798,629.618
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† 22.34%
14.	TYPE OF REPORTING PERSON PN
*	See Item 5.
†	Percentages set forth in this Schedule 13D were calculated based on 155,754,133 shares outstanding as of May 4, 2011, as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2011.

1.	NAME OF REPORTING PERSONS Thomas H. Lee Parallel Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)		☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 9,028,849.458
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 9,028,849.458
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 9,028,849.458
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† 5.80%
14.	TYPE OF REPORTING PERSON PN
*	See Item 5.
†	Percentages set forth in this Schedule 13D were calculated based on 155,754,133 shares outstanding as of May 4, 2011, as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2011.

1.	NAME OF REPORTING PERSONS Thomas H. Lee Equity (Cayman) Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)		☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 479,476.903
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 479,476.903
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 479,476.903
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† Less than 1.0%
14.	TYPE OF REPORTING PERSON PN
*	See Item 5.
†	Percentages set forth in this Schedule 13D were calculated based on 155,754,133 shares outstanding as of May 4, 2011, as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2011.

1.	NAME OF REPORTING PERSONS 1997 Thomas H. Lee Nominee Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)		☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 83,820.171
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 83,820.171
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 83,820.171
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† Less than 1.0%
14.	TYPE OF REPORTING PERSON OO

*	See Item 5.
†	Percentages set forth in this Schedule 13D were calculated based on 155,754,133 shares outstanding as of May 4, 2011, as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2011.

13D

1.	NAME OF REPORTING PERSONS THL WMG Equity Investors, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)		☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 11,184,671.602
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 11,184,671.602
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 11,184,671.602
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† 7.18%
14.	TYPE OF REPORTING PERSON PN

*	See Item 5.
†	Percentages set forth in this Schedule 13D were calculated based on 155,754,133 Shares outstanding as of May 4, 2011, as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2011.

13D

1.	NAME OF REPORTING PERSONS Thomas H. Lee Investors Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)		☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 63,687.158
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 63,687.158
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 63,687.158
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† Less than 1.0%
14.	TYPE OF REPORTING PERSON PN
*	See Item 5.
†	Percentages set forth in this Schedule 13D were calculated based on 155,754,133 Shares outstanding as of May 4, 2011, as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2011.

13D

1.	NAME OF REPORTING PERSONS THL Equity Advisors V, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)		☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 55,491,627.581
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 55,491,627.581
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 55,491,627.581
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† 35.63%
14.	TYPE OF REPORTING PERSON OO

*	See Item 5.
†	Percentages set forth in this Schedule 13D were calculated based on 155,754,133 Shares outstanding as of May 4, 2011, as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2011.

13D

1.	NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)		☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 55,491,627.581
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 55,491,627.581
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 55,491,627.581
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† 35.63%
14.	TYPE OF REPORTING PERSON OO
*	See Item 5.
†	Percentages set forth in this Schedule 13D were calculated based on 155,754,133 Shares outstanding as of May 4, 2011, as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2011.

13D

1.	NAME OF REPORTING PERSONS Great-West Investors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)		☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 271,952.972
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 271,952.972
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 271,952.972
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† Less than 1.0%
14.	TYPE OF REPORTING PERSON PN
*	See Item 5.
†	Percentages set forth in this Schedule 13D were calculated based on 155,754,133 Shares outstanding as of May 4, 2011, as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2011.

13D

1.	NAME OF REPORTING PERSONS Putnam Investment Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)		☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 442,451.079
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 442,451.079
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 442,451.079
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† Less than 1.0%
14.	TYPE OF REPORTING PERSON OO
*	See Item 5.
†	Percentages set forth in this Schedule 13D were calculated based on 155,754,133 Shares outstanding as of May 4, 2011, as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2011.

13D

1.	NAME OF REPORTING PERSONS Putnam Investments Employees’ Securities Company I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)		☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 233,747.773
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 233,747.773
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,747.773
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† Less than 1.0%
14.	TYPE OF REPORTING PERSON OO
*	See Item 5.
†	Percentages set forth in this Schedule 13D were calculated based on 155,754,133 Shares outstanding as of May 4, 2011, as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2011.

13D

1.	NAME OF REPORTING PERSONS Putnam Investments Employees’ Securities Company II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)		☒ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 208,703.306
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 208,703.306
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 208,703.306
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† Less than 1.0%
14.	TYPE OF REPORTING PERSON OO
*	See Item 5.
†	Percentages set forth in this Schedule 13D were calculated based on 155,754,133 Shares outstanding as of May 4, 2011, as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2011.

STATEMENT MADE PURSUANT TO RULE 13d-1(a) OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

This Amendment No. 1 to Schedule 13D relates to Common Stock, par value $0.001 per share (“Common Stock” or “Shares”) of Warner Music Group Corp. (the “Company”) and amends the initial statement on Schedule 13D filed by the following persons (collectively, the “Reporting Persons”): (1) Thomas H. Lee Equity Fund V, L.P., a Delaware limited partnership; (2) Thomas H. Lee Parallel Fund V, L.P., a Delaware limited partnership; (3) Thomas H. Lee Equity (Cayman) Fund V, L.P., a Cayman Islands limited partnership (collectively, the “THL Funds”); (4) 1997 Thomas H. Lee Nominee Trust, a Massachusetts trust (the “Lee Trust”); (5) THL WMG Equity Investors, L.P., a Delaware limited partnership (“THL WMG Equity”); (6) Thomas H. Lee Investors Limited Partnership, a Massachusetts limited partnership (“THL Investors”), (7) THL Equity Advisors V, LLC, a Delaware limited liability company (“Advisors V”); (8) Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“THL Advisors”); (9) Great-West Investors L.P., a Delaware limited partnership (“Great-West Fund”); (10) Putnam Investments Employees’ Securities Company I LLC, a Delaware limited liability company (“Putnam I”); (11) Putnam Investments Employees’ Securities Company II LLC, a Delaware limited liability company (“Putnam II”); and (12) Putnam Investment Holdings, LLC, a Delaware limited liability company (“Putnam”, and together with Putnam I and Putnam II, the “Putnam Entities”) relating to the Shares (the “Initial Statement” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented by incorporating Item 6 of the Schedule 13D by reference.

Item 5.	Interest in Securities of the Company

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, based on the existing relationships between the Reporting Persons regarding voting the securities of the Issuer, as described below, the Reporting Persons may be collectively deemed the beneficial owners of 56,353,53.96 shares, which constitute 36.2% of the shares of the identified class of securities.

Thomas H. Lee Equity Fund V, L.P., a Delaware limited partnership, is the record holder of 34,798,629.618 shares of the identified class of securities. Thomas H. Lee Parallel Fund V, L.P., a Delaware limited partnership, is the record holder of 9,028,849.458 shares of the identified class of securities. Thomas H. Lee Equity (Cayman) Fund V, L.P., a Cayman Islands exempted limited partnership, is the record holder of 479,476.903 shares of the identified class of securities.

THL WMG Equity is the record holder of 11,184,671.602 shares of the identified class of securities.

As the sole general partner of each of the THL Funds and THL WMG Equity and pursuant to the terms of the Amended and Restated Limited Partnership Agreement of Fund V, which require the Putnam Entities and the Great-West Fund to dispose of their shares of the identified class of securities pro rata with the THL Funds, Advisors V may be deemed to be the beneficial owner of 55,491,627.581 shares of the identified class of securities, which represents approximately 35.63% of the shares of the identified class of securities.

As the sole general partner of Thomas H. Lee Partners, L.P. (the sole owner of Advisors V), THL Advisors may be deemed to be the beneficial owner of the 55,491,627.581 shares of the identified class of securities, which represents approximately 35.63% of the Issuer’s outstanding common stock.

The Lee Trust is the record holder of 83,820.171 shares of the identified class of securities. THL Investors is the record holder of 63,687.158 shares of the identified class of securities.

Putnam I is the record holder of 233,747.773 shares of the identified class of securities. Putnam II is the record holder of 208,703.306 shares of the identified class of securities. As the managing member of each of Putnam I and Putnam II, Putnam may be deemed to be the beneficial owner of 442,451.079 shares of the identified class of securities.

The Great-West Fund is the record holder of 271,952.972 shares of the identified class of securities.

Because of the Stockholders Agreement among the Investor Group and certain other parties, the Investor Group is deemed to be a group pursuant to Rule 13d-5(b)(i) of the Act, with respect to the shares. The Stockholders Agreement is described in Item 6 below.

Each of the THL Entities has been advised that, as of the date hereof, Bronfman may be deemed to beneficially own an aggregate of 12,419,989 shares, which represents approximately 7.9% of the outstanding shares, Providence may be deemed to beneficially own an aggregate of 12,905,391 shares, which represents approximately 8.3% of the outstanding shares, and Bain Capital may be deemed to beneficially own an aggregate of 24,090,064 shares, which represents approximately 15.5% of the outstanding shares. As described in the Schedule 13D, as amended, filed by Mr. Bronfman relating to the Shares, of such 12,419,989 Shares that may be deemed to be beneficially owned by Mr. Bronfman, (1) Mr. Bronfman has the sole power to vote 2,750,000 restricted Shares, but does not have dispositive power over such Shares and (2) Mr. Bronfman may be deemed to have sole voting and sole dispositive power over 1,650,000 Shares issuable upon the exercise of stock options that are currently exercisable. The terms of such restricted Shares and stock options are described in Mr. Bronfman’s Schedule 13D, as amended.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Company announced on May 6, 2011 that the Company had entered into an Agreement and Plan of Merger, dated as of May 6, 2011 (the “Merger Agreement”), with Airplanes Music LLC, a Delaware limited liability company (“Parent”), and Airplanes Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Acquiring Parties”). The Acquiring Parties are affiliated with Access Industries, Inc.

The Merger Agreement provides for, upon the terms and subject to the conditions in the Merger Agreement, the merger of Merger Sub with and into the Company with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding Share (other than any shares owned by the Company or its wholly-owned subsidiaries or the Acquiring Parties or their respective affiliates or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law), will be cancelled and will be converted automatically into the right to receive $8.25 in cash (the “Merger Consideration”), without interest. The closing of the Merger is subject to various conditions, including the approval by the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote on the Merger, certain regulatory approvals and the absence of any Company Material Adverse Effect (as defined in the Merger Agreement).

In connection with the execution of the Merger Agreement, Parent and certain stockholders of the Company have entered into a voting agreement, dated as of May 6, 2011 (the “Voting Agreement”), pursuant to which such stockholders, consisting of the Reporting Persons, affiliates of Bain Capital and Edgar Bronfman, Jr. (collectively, the “Stockholders”) have agreed with Parent, among other things, to vote approximately 56% of the Shares in favor of the Merger and the adoption of the Merger Agreement and against any competing takeover proposals, subject to the limitations set forth in the Voting Agreement. During the term of the Voting Agreement, each of the Stockholders has agreed not to transfer any of such Shares, except as permitted by the Voting Agreement.

The Stockholders’ obligations under the Voting Agreement will terminate upon the earlier of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms, including in connection with a Superior Proposal (as defined in the Merger Agreement). In addition, in the event the Company terminates the Merger Agreement to enter into a Superior Proposal in circumstances in which a Company Termination Fee (as defined in the Merger Agreement) has been paid, and such Superior Proposal is consummated, such Stockholders have agreed to pay Parent 50% of any consideration received by them in excess of the Merger Consideration upon consummation of such transaction.

The foregoing summaries are qualified by reference to the Merger Agreement and Voting Agreement, each of which is incorporated herein by reference. A copy of the Voting Agreement is filed as Exhibit 4 hereto and a copy of the Merger Agreement was filed as Exhibit 2.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on May 9, 2011.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 4	Voting Agreement, dated as of May 6, 2011, by and among Airplanes Music LLC and the stockholders party thereto.

Exhibit 5	Merger Agreement, dated as of May 6, 2011, by and among the Company, Parent and Merger Sub (incorporated by reference to the Company’s Current Report on Form 8--K filed May 9, 2011).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2011

THOMAS H. LEE EQUITY FUND V, L.P.
By: THL Equity Advisors V, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors LLC, its general partner

By: /s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2011

THOMAS H. LEE PARALLEL EQUITY FUND V, L.P.
By: THL Equity Advisors V, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors LLC, its general partner

By: /s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2011

THOMAS H. LEE EQUITY (CAYMAN) FUND V, L.P.
By: THL Equity Advisors V, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors LLC, its general partner

By: /s/ Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2011

1997 THOMAS H. LEE NOMINEE TRUST

By: US Bank, N.A., not personally, but solely as Trustee under the 1997 Thomas H. Lee Nominee Trust

By:        /s/ Paul D. Allen

Name: Paul D. Allen

Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2011

THL WMG EQUITY INVESTORS, L.P.

By: THL Equity Advisors V, LLC, its general partner

By: Thomas H. Lee Partners, L.P., its sole member

By: Thomas H. Lee Advisors LLC, its general partner

By:        /s/ Charles P. Holden

Name: Charles P. Holden

Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2011

THOMAS H. LEE INVESTORS LIMITED PARTNERSHIP

By: THL Investment Management Corp., its general partner

By:         /s/ Charles P. Holden

Name: Charles P. Holden

Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2011

THL EQUITY ADVISORS V, LLC

By: Thomas H. Lee Partners, L.P., its sole member

By: Thomas H. Lee Advisors LLC, its general partner

By:         /s/ Charles P. Holden

Name: Charles P. Holden

Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2011

THOMAS H. LEE ADVISORS, LLC

By:        /s/ Charles P. Holden

Name: Charles P. Holden

Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2011

PUTNAM INVESTMENT HOLDINGS, LLC

By: Putnam Investments, LLC, its managing member

By: Thomas H. Lee Advisors, LLC, its attorney-in-fact

By:        /s/ Charles P. Holden

Name: Charles P. Holden

Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2011

PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY I LLC

By: Putnam Investments Holdings, LLC, its managing member

By: Putnam Investments, LLC, its managing member

By: Thomas H. Lee Advisors, LLC, its attorney-in-fact

By:         /s/ Charles P. Holden

Name: Charles P. Holden

Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2011

PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY II LLC

By: Putnam Investments Holdings, LLC, its managing member

By: Putnam Investments, LLC, its managing member

By: Thomas H. Lee Advisors, LLC, its attorney-in-fact

By:         /s/ Charles P. Holden

Name: Charles P. Holden

Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2011

GREAT WEST INVESTORS L.P.

By: Thomas H. Lee Advisors, LLC, its attorney-in-fact

By:         /s/ Charles P. Holden

Name: Charles P. Holden

Title: Managing Director